UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67384

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Bay Associates, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

898 N. Sepulveda Blvd., Suite 400
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Moore 310 536-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) 95765 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

akb

akb

OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Bay Associates, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

WILLIAM N. ODELSON
Commission # 1990418
Notary Public - California
Orange County
My Comm. Expires Oct 1, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Monarch Bay Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Contents

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Monarch Bay Securities, LLC
El Segundo, CA 90245

I have audited the accompanying statement of financial condition of Monarch Bay Securities, LLC (the "Company"), a California limited liability company, as of December 31, 2015 and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rocklin, CA
March 15, 2016

Monarch Bay Securities, LLC
Statement of Financial Condition
December 31. 2015

Assets

Cash	$	141,331
Accounts receivable		124,705
Advances		263,530
Clearing Broker Deposit		100,000
Prepaid Expenses		9,476
Security Deposit		20,832
Securities		58,947
Total Assets	$	718,820

Liabilities and Members' Equity

Liabilities		
Accounts Payable and Accrued Expenses	$	106,600
Accrued Commission		52,300
Due to Broker		
Note Payable to Related Party		59,000
Total Liabilities	$	217,900
Members' Equity		500,921
Total Liabilities and Members' Equity	$	718,821

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2015

Revenue		
Institutional Sales	$	233,418
Private Placement Commissions		1,363,481
Trading Revenue		1,058,908
Realized gains (losses)		59,629
Unrealized gains (losses)		(74,742)
Other		32,842
Total Revenue	$	2,673,536
Expenses		
Commissions	$	1,458,934
Consulting		177,049
Clearing Fees		138,281
Dues and Subscriptions		15,192
Office expense and rent		186,199
Professional Services		46,785
Regulatory fees		138,270
Repairs		1,407
Payroll expenses		125,908
Telephone		22,835
Travel		38,356
All other		371,325
Total Expenses	$	2,720,541
Income (Loss) Before Tax Provision	$	(47,005)
Other Income		
Income tax provision		8,800
Net Income (Loss)	$	(55,805)

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

	Total
Balance, December 31, 2014	$ 556,726
Net Income (Loss)	(55,805)
Balance, December 31, 2015	$ 500,921

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Statement of Changes in Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(55,805)
Unrealized Gains (Losses)	$	(74,742)
Changes in Operating Assets and Liabilities:		
Accounts Receivable		177,800
Advances		2,838
Clearing Broker Deposit		250,000
Prepaid Expenses		25,669
Deposits		1,171
Accounts Payable & Accrued Expenses		16,223
Accrued Commissions		(132,476)
Due to Broker		(73,000)
Net Cash Provided by (Used in) Operating Activities	$	137,678
Cash Flows for Investing Activities:		
Investments	$	85,062
Cash Flows Provided by Investing Activities	$	85,062
Cash Flows for Financing Activities:		
Repayment of Loan	$	(141,000)
Cash Flows For Financings Activities	$	(141,000)
Net Increase in Cash	$	81,740
Cash at Beginning of Year		59,591
Cash at End of Year	$	141,331
SUPPLEMENTAL INFORMATION		
Cash Paid for Interest	$	-
Cash Paid for Income Taxes	$	8,800

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

Monarch Bay Securities, LLC (the "Company"), formerly known as Monarch Bay Associates, LLC was incorporated in the State of California in 2006 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions advisory services, and trading. The Company's primary objective is to achieve superior returns for stakeholders of client companies.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter;
- Broker or dealer retailing corporate debt securities;
- Underwriter or selling group participant on a best efforts or firm commitment (with right of return);
- Private placements of securities;
- Merger & acquisition business activities;
- Mutual fund retailer via wire order;
- U.S. government securities broker;
- Put and call broker;
- Distribute third party research;
- Create and distribute research; and
- Conduct securities business with retail customers, institutional customers and broker dealer entities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Investments in securities are valued at market value.

Note 2 – Significant Accounting Policies (continued)

Investment Banking – Investment banking revenues include fees earned from providing financial advisory and merger-and-acquisition advisory services. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Advisory fees are recognized when the work is performed, retainers are billed as indicated in the contract. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Monarch Bay Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 3 - Fair Value (continued)

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis

	Level 1	Level 2	Level 3
Assets			
Cash	$ 141,331	$ -	$ -
Clearing Deposits	100,000	-	-
Listed & Other Equity Securities	-	58,947	-
Total	**$ 241,331**	**$ 58,947**	**$ -**

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 0	$4,411
Trading deposit receivable	$ 107,000	$ 0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5 – Related Party Transactions

In December, 2014 Robert Mercer, a member of the firm, loaned the Company $200,000 which was deposited with the firm's clearing broker as a clearing deposit. The loan earns interest at the rate of 8% per year. In March 2015, the firm repaid Mr. Mercer $100,000 and in November 2015, the firm repaid Mercer $41,000. The balance of the loan at December 31, 2015 was $59,000. During the year the firm accrued $9,161 in interest expense related to the loan, total due at December 31, 2015 is $10,520 interest.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $145,554 which was $45,554 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.50 to 1.

Note 8 – Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $8,000 limited liability company fee.

Note 9 – Clearing Broker Deposit

The Company has an agreement with one clearing broker, which requires a minimum deposit of $100,000.

Note 10 – Exemption from the SEC Rule 15c3-3

Monarch Bay Securities, LLC is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 11 - Litigation

The firm nor its Members are subject to any litigation.

Note 12 – Operating Lease Commitments

The Company leases office space in El Segundo, California and Newport Beach, California under two non-cancellable operating leases, with the El Segundo lease expiring February, 2016 and the Newport Beach lease expiring January, 2018.

At December 31, 2015, future minimum lease payments under this agreement were as follows:

2016	$	113,696
2017		96,341
2018		8,059
	$	218,096

The Company has sublet its office space in Newport Beach, California under an operating lease, with the sublease expiring January, 2018.

At December, 2015, future minimum sublease receipts under this agreement were as follows:

2016	$	65,940
2017		65,940
2018		5,495
	$	137,375

Rent expense for the year ended December 31, 2015 was $168,683, net of sublease of $31,972.

Note 13 – Subsequent Events

The Company's El Segundo office lease terminated on February 29, 2016 and the Company is currently subleasing office space in El Segundo on a month-to-month basis. Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through March 15, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements.

Monarch Bay Securities, LLC
Schedule I - Computation of Net Capital
Requirements Pursuant to Rule 15c3-1
December 31, 2015

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	500,921
Non allowable assets		
Advances	$	(263,530)
Prepaid expenses	$	(9,477)
Security deposit	$	(20,832)
Accounts Receivable	$	(22,116)
Haircut - securities 15%	$	(39,412)
Net Capital	$	145,554
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness	$	14,528
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
Excess Capital	$	45,554
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	123,764
Computation of Aggregate Indebtedness		
Total liabilities net of income taxes payable	$	217,900
Aggregate indebtedness to net capital	$	1.50

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$	145,555
Rounding:	$	(1)
Net Capital Per Audited Report	$	145,554

See Accompanying Notes to Financial Statements

Monarch Bay Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Monarch Bay Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Monarch Bay Securities, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Monarch Bay Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Members
Monarch Bay Securities, LLC

I have reviewed management's statements, included in the accompanying Monarch Bay Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (ii)) (the "exemption provisions"), and (2) the Company stated that they met the identified exemption provisions from January 1, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockl in, CA
March 15, 2016

Monarch Bay Securities, LLC
898 N Sepulveda Suite 400
El Segundo, CA 90245

March 14, 2016

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, CA 95765

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Monarch Bay Securities, LLC met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period January 1, 2015 to December 31, 2015.

Sincerely,

Keith Moore
CEO

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
Office 916/259-1666 -- Mobile 310/435-0746 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

To the Members
Monarch Bay Securities, LLC
El Segundo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Monarch Bay Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copy of check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers (summary of FOCUS reports filed), noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. (Not applicable)

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Rockin, California
March 15, 2016